Exhibit 12

Computation of Earnings to Fixed Charges

Our earnings cover our fixed charges, which consist primarily of the interest we pay on the Consolidated Obligations ("COs") for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2010:

Computation of Earnings to Fixed Charge
($ amounts in millions)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Income Before Assessments	$152	$165	$252	$167	$208
Fixed charges (1)
Interest Expense on COs	559	840	1,812	2,365	1,544
Interest Expense on Deposits and other	14	14	27	50	32
Total fixed charges	573	854	1,839	2,415	1,576
Earning, before fixed charges	$725	$1,019	$2,091	$2,582	$1,784
Ratio of earnings to fixed charges	1.27	1.19	1.14	1.07	1.13

(1)
Our fixed charges include interest expense and premium and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds and Discount Notes, and interest expense on other liabilities including Deposits, borrowings from other Federal Home Loan Banks, Mandatorily Redeemable Capital Stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.